ORRICK, HERRINGTON & SUTCLIFFE LLP 51 WEST 52ND STREET NEW YORK, NEW YORK 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com

September 13, 2011	Brian B. Margolis
(212) 506-5125
bmargolis@orrick.com

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Comment Letter to LivePerson, Inc. dated September 9, 2011

Dear Mr. Gilmore:

We represent LivePerson, Inc. (“LivePerson”) and are writing to you in response to a Comment Letter sent by the Staff of the Securities and Exchange Commission to Robert P. LoCascio, Chief Executive Officer of LivePerson, dated September 9, 2011 (the “SEC Comment Letter”).

As per my conversation yesterday with Ms. Jennifer Fugario, LivePerson is hereby requesting a short delay in the time to respond to the SEC Comment Letter.  Specifically, LivePerson would like to request an extension of the time to respond until Friday, October 7, 2011.

If you have any questions, please feel free to contact the undersigned at (212) 506-5125.  Thank you.

Sincerely yours,

/s/ Brian B. Margolis

Brian B. Margolis

cc:	Robert P. LoCascio (LivePerson)
Monica Greenberg, Esq. (LivePerson)